UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Age Research, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008443 20 2

(CUSIP Number)

Vincent Michael Keyes, III
18101 Von Karman Avenue, Suite 330
Irving, California 92612
1 (888) 798-9200

with copy to:

Russell Frandsen, Esq.
Squire, Sanders & Dempsey L.L.P.
801 South Figueroa Street, 14th Floor
Los Angeles, California 90017
(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02) CUSIP No.: 008443 20 2

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vincent Michael Keyes, III

2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a) ☐

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by each Reporting Person With	7. Sole Voting Power: 10.2%

8. Shared Voting Power: None

9. Sole Dispositive Power: 10.2%

10. Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11): 10.2%

14. Type of Reporting Person (See Instruction): IN

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock of Age Research, Inc. (the "Company"). The principal executive offices of the Company are located at 18101 Von Karman Avenue, Suite 330, Irvine, California 92612.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Vincent Michael Keyes, III (the "Reporting Person"). The Reporting Person's business address is 18101 Von Karman Avenue, Suite 330, Irvine, California 92612. The Reporting Person is the President and Interim CFO of the Company.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired an aggregate of 2,500,000 shares of the Company's common stock in connection with the Company's acquisition of all of the outstanding capital stock of SalesWare, Inc. The transaction is part of a series of transactions the Company recently completed, as further described below.

Item 4. Purpose of Transaction

In a series of transactions, the Company has acquired all of the outstanding capital stock of NBD Marketing, Inc., a California corporation ("NBD") and its wholly-owned subsidiary ProspectWorks ("ProspectWorks"), and SalesWare Inc., a Nevada corporation ("SalesWare"), and has formed an acquisition subsidiary, xSellsys, Inc., a California corporation ("xSellsys"), to acquire substantially all of the assets and liabilities of CRM SalesWare, Inc., a California corporation ("CRM SalesWare"). The transactions (the "Transactions") were structured as follows:

On June 21, 2004, the Company acquired all of the issued and outstanding common stock of NBD in exchange for the issuance of 7,500,000 shares of the Company's common stock pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated June 21, 2004, by and among the Company, NBD and certain of the NBD shareholders.

On June 21, 2004, the Company acquired all of the issued and outstanding capital stock of SalesWare in exchange for the issuance of 7,000,000 shares of the Company's common stock to the shareholders of SalesWare pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated June 21, 2004, by and among the Company, SalesWare, and the SalesWare shareholders. As a SalesWare shareholder, the Reporting Person acquired 2,500,000 shares of the Company's common stock in connection with the stock transaction.

On June 22, 2004, the Company acquired substantially all of the assets and liabilities of CRM SalesWare, through the Company's acquisition subsidiary, xSellsys, in exchange for the issuance of 7,500,000 shares of the Company's common stock to CRM SalesWare pursuant to the terms and conditions of that certain Asset Purchase Agreement, dated June 22, 2004, by and among the xSellsys, CRM SalesWare and certain shareholders of CRM SalesWare.

Following completion of the Transactions, the Company has ceased its prior business operations, but intends to continue, and to expand, the existing business operations of the acquired companies. These businesses combine to offer a hosted sales force automation solution for small businesses selling to businesses. The Company intends to change its name to "SalesTactix, Inc.," a name that is more identifiable with the acquired companies and the overall business opportunity.

The former directors and officers of the Company have resigned from their respective positions effective June 25, 2004. Arthur Richard Lefevre and Mark A. Absher have been appointed as the new directors of the Company, and Vincent Michael Keyes, III has been elected as the Company's President and Interim Chief Financial Officer and Thomas Ketchum as its Secretary, all effective on June 25, 2004.

Except as disclosed in this Item 4, the Reporting Person has no other plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

  As a result of the transactions referenced in Item 4, the Reporting Person is the owner of 2,500,000 shares of the Company's common stock, representing 10.2% of the Company's outstanding shares of common stock.

  The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,500,000 shares of the Company's common stock, representing 10.2% of the Company's outstanding shares of common stock. The Reporting Person does not share any power to vote or to direct the vote, or share any power to dispose or to direct the disposition of any shares of the Company's stock.

  None, except as described in Item 4.

  None.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Stock Purchase Agreement, dated as of June 21, 2004, by and among the Company, NBD Marketing, Inc., and Thomas W. Ketchum, Jennie J. Ketchum, Mark Council, and Greg Haines.1

Exhibit 2. Stock Purchase Agreement, dated as of June 20, 2004, by and among NBD Marketing, Inc., ProspectWorks, Inc., and Thomas W. Ketchum, Mark Council and Greg Haines.1

Exhibit 3. Stock Purchase Agreement, dated as of June 21, 2004, by and among the Company, SalesWare, Inc., and William Noonan, Michael Isco and Vincent Michael Keyes, III.1

Exhibit 4. Asset Purchase Agreement, dated as of June 21, 2004, by and among xSellsys, Inc., CRM SalesWare, Inc., and William Noonan, Bethe Strickland and Victor Zammit.1

Exhibit 5. Stock Purchase Agreement, dated as of June 22, 2004, by and among the Company, xSellsys, Inc., and CRM SalesWare, Inc.1

1Previously filed by the Company as exhibits to the Form 8-K, filed with the Commission on June 24, 2004, File No. 000-26285.

Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vincent Michael Keyes, III

VINCENT MICHEL KEYES, III

Dated: July 6, 2004

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)